[PREMIERWEST BANCORP LETTERHEAD]

August 26, 2009

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Mr. Christian Windsor, Special Counsel
Mr. Justin Dobbie
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, DC 20549-4561

Re:    PremierWest Bancorp
          Form 10-K/A for the Fiscal Year Ended December 31, 2008
                             (Filed May 5, 2009)
          Form 10-Q for the Quarterly Period Ended March 31, 2009
                             (Filed May 11, 2009)
          File No. 000-50332

          Response to Comment Letter dated August 11, 2009

Dear Mr. Windsor and Mr. Dobbie:

       This letter is in response to your follow-up comment letter dated August 11, 2009 regarding the above-referenced filings. PremierWest Bancorp (the “Company”) acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure contained in the filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

      The discussion below responds to the comment letter and the paragraphs below are numbered to correspond to the comments.

ITEM 11. EXECUTIVE COMPENSATION, page 45

Bonus Compensation, page 13 of Definitive Proxy Statement on Schedule14A

     1.      We note your response to comment 3 in our letter dated June 26, 2009. Based on the information presented in your response and the disclosure in your proxy statement, we are unable to agree with your conclusion that the disclosure of performance targets for the 2008 fiscal year performance would likely have resulted in competitive harm to the company. We note, in particular, that disclosure of such targets would have taken place after the completion of the 2008 fiscal year. Please confirm your understanding that such targets should be disclosed in the Compensation Discussion and Analysis, even if the targets are not met, as they provide the investor with insight into the manner in which the compensation committee constructed the compensation system for PremierWest and how that compensation operated during the relevant period.

RESPONSE:	We confirm our understanding that prior year targets should be disclosed, even if not met, in the Compensation Discussion and Analysis and commit to do so going forward.

     2.      We note your response to comment 4 in our letter dated June 26, 2009. It appears that the maximum amount distributable under the plan has changed from 150% of the target in 2006 to 140% in 2008. Please confirm that the company will file an updated description of the terms of the plan or revise the reference to the plan in the exhibit list in future filings on Form 10-K to include a statement containing the text of any modification and the date thereof. Refer to Exchange Act Rule 12b-32.

RESPONSE:

We confirm that we will file an updated description of the terms of the plan or revise the reference to the plan in the exhibit list in future filings on Form 10-K to include a statement containing the text of any modification and the date thereof.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization and Summary of Significant Accounting Policies Goodwill, F-11

     3.      We note your response to prior comment 7 in our letter dated June 26, 2009. In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please confirm that you will include the additional details regarding your annual and interim goodwill testing in future filings.

RESPONSE:	We confirm that additional details regarding annual and interim goodwill testing will be included in future filings.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2009

Exhibit 10.3

     4.      We note your response to comment 11 in our letter dated June 26, 2009. We also note that Exhibit 10.3 does not include an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request in accordance with Item 601(b)(2) of Regulation S-K. Please confirm that the company will furnish supplementally a copy of any omitted schedule to Exhibit 10.3 to the Commission upon request. Please also confirm that the company will include an agreement to furnish omitted schedule in future exhibit filings under Item 601(b)(2) of Regulation S-K, as applicable.

RESPONSE:	We confirm that we will include an agreement to furnish omitted schedules in future exhibit filings under Item 601(b)(2) of Regulation S-K, as applicable.

     Please do not hesitate to contact our Chief Financial Officer Michael Fowler (541-282-5291) or our counsel, Andrew Ognall of Roberts Kaplan LLP (503-221-2207), with additional questions.

Sincerely,

/s/ James Ford

James Ford
President
Chief Executive Officer